August 19, 2009

Michael Fay

Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Re:          Liberty Media Corporation

Preliminary Proxy Materials on Form PreR14A

Filed on July 30, 2009

File No. 1-33982

Dear Mr. Fay:

Set forth below are our responses to the comments 7 and 8 contained in your letter to us dated August 17, 2009 (the “SEC Letter”) regarding the referenced Form PreR14A.

7.             Comment:

Please tell us how you have considered the guidance contained in paragraph 810-10-40-6 of the FASB Accounting Standards Codification (formerly paragraph 37 of SFAS 160) in your proposed accounting for the split-off, merger, and other arrangements.  If you believe the guidance is inapplicable, clarify the basis for your conclusion.  Unless it is clearly not relevant, please address the referenced guidance.

In regards to your response, it appears that you have established a much higher threshold in your analysis of whether the multiple arrangements should be viewed as a single transaction.  When looking at the guidance, as provided by item (c), one indication that you should view the arrangements as a single transaction is that the business combination is dependent on the completion of the split-off.  Another indication that you should view the arrangements as a single transaction, as provided by item (a), is that the split-off and merger were “entered into at the same time or in contemplation of one another.”  This conclusion is based upon the discussion included in your January 22nd preliminary proxy statement under Background and Reasons for the Redemption Proposal.  A third indication, as provided by item (b), is that the two arrangements appear to “form a single transaction designed to achieve an overall commercial effect.”  The overall commercial effect is that the transaction: clarifies DIRECTV’s capital structure, reduces its shares outstanding, eliminates stock overhang and arbitrage issues, and provides DIRECTV with strategic content businesses.  In addition, the transaction offers value to Liberty’s shareholders by eliminating the discount in their tracking stock structure and allows them to continue to participate directly in the strong performance of DIRECTV.

In summary, we believe there are strong indications that your arrangements should be viewed as one, and that the weight of these indications is greater than the competing indications articulated in your prior response.  Please address our concerns or revise your accounting if necessary.

Response:

We do not believe the guidance in paragraph 810-10-40-6 of the FASB Accounting Standards Codification (formerly paragraph 37 of SFAS 160) is applicable to the Split-Off and DTV

Business Combination.  First, we note that paragraph 36 of SFAS 160 indicates that spinoff transactions are to be accounted for in accordance with APB 29 and not SFAS 160.  We believe the essence of this series of transactions is a split off of LEI that may or may not be followed by a business combination with DIRECTV.  Accordingly, we believe the transaction should be accounted for at carryover basis in Liberty’s financial statements.

In considering paragraph 37 of SFAS 160, we note that in the basis of conclusions for SFAS 160, paragraphs B56 through B59, the Board recognized that companies could structure transactions to minimize losses or maximize gains when a subsidiary is deconsolidated.  The Board therefore included the provisions of paragraph 37 to eliminate the risks of intentionally abusive structures.  The fact patterns described in paragraphs B56 through B59 do not apply to the Split-Off and the DTV Business Combination as Liberty has taken steps to eliminate its ability to control the timing and completion of the transactions and to provide for separate transactions in the event (i) the Split-Off is completed and the DTV Business Combination is not completed or (ii) there is a delay in completing the DTV Business Combination after the Split-Off is completed.  In this regard, although Liberty’s charter and Delaware law do not require it, Liberty is seeking separate votes by separate groups of Liberty Entertainment shareholders to approve the Split-Off and the DTV Business Combination and, in addition, the DIRECTV shareholders also will vote on the DTV Business Combination.  Additionally, Liberty has provided for separate financing contingencies for LEI in the event the DTV Business Combination is not approved, or there is a delay in completing the DTV Business Combination after the Split-Off is effected.  Finally, as described in the proxy statements/prospectus, it is the intent of Liberty’s board of directors to effect the Split-Off regardless of whether the DTV Business Combination is approved.  Liberty’s board signaled that view when it decided to go forward with the Split-Off as early as December 2008 before terms were agreed to with DIRECTV.  That decision has been reiterated with disclosures to that effect in the proxy statements/prospectus and is entirely consistent with the interaction of the various proposals that our shareholders are being asked to consider and vote upon.  For these reasons, we do not believe (i) that the provision of paragraph 37 of SFAS 160 apply to the Split-Off and DTV Business Combination and (ii) that these transactions should be viewed as a single transaction.  Rather, we believe these transactions should be viewed separately.

In addition, we ask the Staff to consider the scenario where the transactions were reversed, i.e. a merger transaction with DIRECTV was structured and completed, and then the resulting entity was distributed to Liberty Entertainment shareholders.  In this scenario, paragraph 36 of SFAS 160 indicates that the guidance in APB Opinion No. 29 would apply, and that no gain or loss would be recognized (assuming the split off was pro rata).  While we recognize that this is not the scenario under which we are operating, we do not believe that the order of the transactions should impact the ultimate accounting treatment.

8.             Comment:

In addition, please tell us how your accounting for the slit-off will change if the split-off, the merger, and any other arrangements are viewed as one single transaction.

Response:

If the Split-Off and DTV Business Combination were viewed as one transaction and the consideration received by the Malones in the DTV Business Combination were deemed different than the other LEI Series B shareholders, we believe the prescribed accounting treatment is outlined in paragraph 23 of APB 29 regarding “non pro rata” dividends.  This literature would require fair value accounting over the transaction.  In this instance, Liberty would record a gain for the difference between the fair value of the LEI equity to be distributed and its carrying value.  Using the DTV Business Combination exchange ratio as the measure of fair value and assuming a $24 per share trading price for DTV shares, the gain would be approximately $1.9 billion.  The gain would be classified as part of discontinued operations.  Simultaneously, Liberty would record a dividend for the Split-Off, which would remove the carrying value of the net assets of LEI along with the gain out of paid-in capital.  The net remaining equity of Liberty would be no different in this construct than it would using carryover basis model.  A rough illustration of the journal entry would be as follows:

Dr.	Dividend — APIC	$12.4	Bn
Cr.	Net assets of LEI	$10.5	Bn
Cr.	Gain	$1.9	Bn

At the time of the Split-Off, it is not clear how LEI would record its assets and liabilities on its balance sheet.  One view is that since the transaction at the Liberty level is not viewed as a spin off, LEI would use the $12.4 billion as its initial equity for allocation purposes.  However, we note that in the event that the DTV Business Combination were delayed for a period of time or terminated altogether, we would have a potentially awkward situation since the above accounting treatment would be in conflict with the spin-off rules for targeted stock in EITF 01-2 which clearly indicate carryover basis accounting is appropriate.  It also would result in LEI effectively recording step up in anticipation of a business combination before DIRECTV has control of LEI, in violation of paragraph 10 of Statement 141R.  Another view is that LEI would use carryover basis in its separate financial statements until (and if) the DTV business combination occurs.  That view is consistent with our view on the accounting for these transactions at the Liberty level as described in the response to comment 7.  Regardless of the accounting that Liberty and LEI use for these transactions, we note that, if the DTV Business Combination is completed, DIRECTV will account for such transaction pursuant to SFAS 141R and will record the transaction at fair value.

The staff is advised that upon resolution of these accounting matters and the other comments in the SEC Letter, we intend to file an amendment to our proxy statement/prospectus that will include June 30, 2009 financial information along with any additional required disclosures.

If you have any questions with respect to the foregoing response to the SEC Letter or require further information, please contact the undersigned at (720) 875-4333.

Sincerely,

/s/ Christopher W. Shean

Christopher W. Shean
Senior Vice President and Controller

C:            Ivette Leon — SEC

Paul Monsour — SEC

Jeff Jones — KPMG

Paul Wissmann- KPMG